Exhibit 12

ERP OPERATING LIMITED PARTNERSHIP

Computation of Ratio of Earnings to Combined Fixed Charges

	6/30/05	6/30/04	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00

Income from continuing operations	$147,595	$99,612	$185,624	$201,898	$221,456	$278,904	$246,822

Interest expense incurred, net	184,322	161,224	329,801	317,726	321,942	329,235	340,767
Amortization of deferred financing costs	3,294	2,872	6,381	5,510	5,435	4,746	4,807

Earnings before combined fixed charges and preferred distributions	335,211	263,708	521,806	525,134	548,833	612,885	592,396

Preference Unit distributions	(26,043)	(27,325)	(53,746)	(76,435)	(76,615)	(87,504)	(100,855)
Preference Interest distributions	(5,272)	(10,106)	(19,420)	(20,211)	(20,211)	(18,263)	(10,650)
Junior Preference Unit distributions	(7)	(62)	(70)	(325)	(325)	(352)	(436)
Premium on redemption of Preference Units	—	—	—	(20,237)	—	(5,324)	—
Premium on redemption of Preference Interests	(4,112)	—	(1,117)	—	—	—	—

Earnings before combined fixed charges	$299,777	$226,215	$447,453	$407,926	$451,682	$501,442	$480,455

Interest expense incurred, net	$184,322	$161,224	$329,801	$317,726	$321,942	$329,235	$340,767
Amortization of deferred financing costs	3,294	2,872	6,381	5,510	5,435	4,746	4,807
Interest capitalized for real estate and unconsolidated entities under development	5,761	6,850	13,969	20,647	27,167	28,174	17,650

Total combined fixed charges	193,377	170,946	350,151	343,883	354,544	362,155	363,224

Preference Unit distributions	26,043	27,325	53,746	76,435	76,615	87,504	100,855
Preference Interest distributions	5,272	10,106	19,420	20,211	20,211	18,263	10,650
Junior Preference Unit distributions	7	62	70	325	325	352	436
Premium on redemption of Preference Units	—	—	—	20,237	—	5,324	—
Premium on redemption of Preference Interests	4,112	—	1,117	—	—	—	—
Total combined fixed charges and preferred distributions	$228,811	$208,439	$424,504	$461,091	$451,695	$473,598	$475,165

Ratio of earnings before combined fixed charges to total combined fixed charges	1.55	1.32	1.28	1.19	1.27	1.38	1.32

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.47	1.27	1.23	1.14	1.22	1.29	1.25